UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated April 25, 2013, announcing that Bert Bekker and Paul Leand Jr. have been appointed to its board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: April 26, 2013
	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill announces new members of the Board

Hamilton, Bermuda, April 25, 2013 - Seadrill Limited ("Seadrill" or the "Company") announced today that Bert Bekker and Paul Leand Jr. have been appointed to its board of directors to fill vacancies that exist on the Board.

Mr. Bekker has worked in the heavy marine transport industry since 1978, as both a director and executive.  Mr. Bekker has served as a director of Wilh. Wilhelmsen Netherlands B.V. since July 2003 and Seadrill Partners LLC since September 2012.

Mr. Leand has led numerous restructuring and  M&A transactions  in the maritime industry since 1989.  Mr. Leand has been Managing Director and Chief Executive Officer at AMA Capital Partners LLC since 2004 and holds a number of directorships including, Ship Finance International Limited since December 2003, Golar LNG Partners since March 2011, and North Atlantic Drilling since February 2012.

Chairman John Fredriksen says, "We are very pleased that Bert Bekker and Paul Leand have accepted directorships in Seadrill. Mr. Bekker and Mr. Leand are familiar with our Company and both have extensive knowledge of the offshore industry.   We are convinced they will be valuable additions to our Board and contribute to Seadrill's commitment to excellence."

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.